January 20, 2009

Jennifer O’Brien
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	GoldSpring, Inc
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 11, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 8, 2008
File No. 000-32429
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 000-32429

Dear Ms. O’Brien:

Pursuant to our telephone conversation last Thursday, January 15, 2009, GoldSpring intends to submit its response to the SEC Comment letter dated January 5, 2009 no later than Friday, February 13, 2009.  Our responses will address, in detail, each of your comments including references to the respective accounting literature used in determining the accounting treatment.  In the event we have questions regarding the comments we will contact your office for clarification.

Once again, thanks for taking the time to discuss the matters contained in your letter.

If you have any questions, please contact me at 480-603-5151 or 775-847-5272.

Sincerely,

GOLDSPRING, INC.

By: Robert T. Faber
President

Cc:	Jolie Kahn
Jill Davis

GoldSpring, Inc P.O. Box 1118 ~ Virginia City, NV 89440 ~ T: 775.847.5272 F: 775.847.4762
www.goldspring.us